Press release

Skandia

8 August 2002

02049436

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office: Sveavägen 44

July sales SEK 10.6 billion[1]

Sales in July
Sales amounted to SEK 10.6 billion (10.6). Sales in June 2002 totalled SEK 8.9 billion. Demand for equity-related products has been affected by the uncertainty and continued decline in the world's stock markets. In the near term this gives rise to fluctuations in sales from month to month. Sales recovered in July following weak performance in June, and are thus at the same level as in July 2001.

New sales of unit linked assurance through July
New sales of unit linked assurance decreased by 20% through July compared with the same period in 2001.

Sales through July
Sales amounted to SEK 73.5 billion (86.2). Sales are reported exclusive of paid-in premiums to Skandia Liv, totalling SEK 8.1 billion (8.8). Of total sales, SEK 53.2 billion (59.0) pertains to unit linked assurance, SEK 17.8 billion (23.3) to mutual fund savings products, and SEK 1.6 billion (2.9) to direct sales of funds.

In the USA, sales of variable annuities through July amounted to SEK 21.2 billion (25.7), and sales of mutual funds totalled SEK 7.1 billion (14.8). Sales in the UK totalled SEK 24.7 billion (25.9). In Sweden, SkandiaLink's sales amounted to SEK 6.1 billion (6.8). Sales in markets outside the USA, the UK and Sweden amounted to SEK 12.5 billion (9.8).

Compared with the average exchange rates that applied for the full-year 2001, sales through June decreased by approximately 3% as a result of exchange rate movements.

[1] All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated.

Skandia Insurance Company Ltd (publ)
Domicile: Stockholm, Sweden
Reg. No: 502017-3083

Skandia

Sales figures for the month of August will be released on 12 September 2002.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46-8-788 3643

Definitions of sales

Sales
Sales pertain to paid-in premiums and deposits in funds from Skandia's customers.

New sales
New sales pertain to single and regular premiums from unit linked contracts entered into in 2002, recalculated to full-year figures. According to industry practice, new sales are defined as regular premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

Sales per month	2002	2001
January	10.6	12.6
February	9.7	11.7
March	10.7	13.6
April	11.9	12.9
May	11.1	12.4
June	8.9	12.4
July	10.6	10.6
Subtotal	**73.5**	**86.2**
August		9.6
September		8.3
October		9.5
November		9.4
December		10.8
Total		**133.8**

Comparison figures for 2001 have been recalculated to take into account the sale of parts of the mutual fund activities in Skandia Asset Management to Den norske Bank.

UK pertains to businesses domiciled in the UK and thus also includes Royal Skandia, the branch offices in Finland and Norway, and sales of Critical Illness insurance in Germany.

Skandia

Exchange rates		2002 31 July	2002 30 June	2002 31 Mar.	2001 31 Dec.	2001 31 July	2001 30 June	2001 31 Mar.
SEK								
EUR	Closing rate	9.32	9.08	9.04	9.33	9.30	9.22	9.15
EUR	Average rate	9.17	9.14	9.14	9.29	9.11	9.08	9.00
GBP	Closing rate	14.85	14.01	14.75	15.32	15.15	15.31	14.82
GBP	Average rate	14.75	14.73	14.98	15.01	14.76	14.69	14.22
USD	Closing rate	9.51	9.19	10.36	10.58	10.63	10.89	10.39
USD	Average rate	10.09	10.18	10.51	10.43	10.31	10.26	9.74
JPY	Closing rate	0.079	0.077	0.078	0.081	0.085	0.087	0.083
JPY	Average rate	0.079	0.079	0.079	0.086	0.085	0.085	0.083

Press Release

Skandia

8 August 2002

Corporate Communications
S-103 50 Stockholm
Sweden
Telephone +46-8-788 10 00
Fax +46-8-788 30 80
www.skandia.se

Office:
Sveavägen 44

INTERIM REPORT
For the period January–June 2002 *)

- Sales for the period totalled SEK 63 billion (76)
- Sales increased by 3% during the second quarter compared with the first quarter
- The profit margin rose by 0.9 percentage points compared with the first quarter of 2002, to 9.3% for the period
- The result of operations for the second quarter was SEK 485 million (1,338)
- The group's operating result for the period was SEK 360 million (–948) after financial effects and items affecting comparability
- Borrowings decreased by SEK 6.1 billion, and the cash position is strong
- Net asset value decreased by 2% during the first half, to SEK 36.6 billion
- Favourable solvency position due to limited exposure to guarantees

Comments by Lars-Eric Petersson, President and CEO:

We strengthened our financial position during the period, improved our margins overall, and experienced a continued net inflow of managed assets. For the month of July, we can report sales of SEK 10.6 billion, compared with SEK 8.9 billion in June.

As for our presence and continued development in the world's ten leading economies, we are not satisfied with the development in the US market. However, we are tackling the problems, and the new product offering in the USA is making a positive contribution to profit margins. Our position in the UK, especially after the purchase of Bankhall, makes Skandia one of the strongest players in the market. We have started operations in France and submitted a licence to conduct business in China. We are pursuing every venture with an open approach in an effort to find optimal forms of working and cooperation in each market.

The wait-and-see attitude in the financial markets during the first quarter has now been transformed into a declining market. Naturally this has entailed a greater level of caution in demand for savings products in general.

*) Does not include Livförsäkringsaktiebolaget Skandia, which is run on a mutual basis. All return measurements for shareholders' equity, net asset value and capital employed as per June 2002 pertain to moving twelve-month figures. All comparison figures pertain to June 2001 unless stated otherwise.

Skandia Insurance Company Ltd. (publ.)
Domicile: Stockholm, Sweden
Reg. no: 502017-3083

Our priorities remain intact for the second half of 2002. This applies for product development and distribution power as well as a stronger focus on profitability and efficiency. Cost cuts are being pursued continuously by adapting the organization to the prevailing market conditions.

Through our well-proven business model and product design, with limited exposure to guaranteed products and investment risk, we are not facing the same solvency issues and related regulatory challenges currently prevailing in parts of the traditional life assurance industry.

All this, along with our talented employees, makes us set to take on an even tougher market situation. We do this with the knowledge that long-term savings is a growth area around the world. The mounting burden on state social security systems and the demographic trend point clearly in this direction.

OVERVIEW

Sales of unit linked assurance amounted to SEK 45.3 billion (51.3). The lower level of sales is attributable to the uncertainty, volatility and continued decline in the world's stock markets, which have led to lower demand for equity-related products, and exchange rate effects. However, sales during the second quarter were higher than in the preceding three quarters. The profit margin during the second quarter was 9.7%, which was also an improvement compared with the preceding three quarters and is mainly attributable to cost-cutting. Cost cuts are being made continuously through an adaptation of the organization to the prevailing market conditions.

Sales of mutual fund savings products decreased by 26%, to SEK 15.5 billion. Here, too, sales were higher than in the preceding three quarters.

Net flows in funds under management remained positive, at SEK 23 billion. Funds under management have decreased by 8% during the last six months due to the stock market decline, and by a further 10% due to lower exchange rates.

The group's financial position, as well as liquidity, improved during the first half of the year. Borrowings decreased during the first half by SEK 6.1 billion, mainly through the repayment of loans totalling SEK 5.2 billion. The debt-equity ratio has decreased considerably.

The result of operations for the group decreased by 37% to SEK 1,345 million (2,142). The result decline is attributable to the stock market decline and lower sales volumes, but also to positive one-time effects in unit linked assurance that were included in the result for the first half of 2001. The direct impact of the stock market decline on investment assets is negative. The group's risk exposure is limited. The operational return on net asset value was 9% (16%).

The operating result, which includes financial effects and items affecting comparability, amounted to SEK 360 million (–948). The financial effects attributable to the trend in the capital markets were negative during the first half of the year, at SEK –3.0 billion. During the second quarter the sale of Skandia Asset Management was completed, generating a capital gain of SEK 2.0 billion.

Exposure to credit losses is low. Credit losses during the first half of the year were less than SEK 0.1 billion. With respect to Skandia's risk exposure, please refer to the sensitivity analysis on p. 13 and the more extensive risk analysis in Skandia's 2001 Annual Report (pp. 20–22).

INSURANCE AND SAVINGS PRODUCTS

Market and Sales

Unit Linked Assurance

Sales of unit linked assurance decreased by 12% compared with June 2001. However, sales have increased successively during the last three quarters. New sales decreased by 21% (new sales defined by the industry-wide definition as periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period).

Sales in the USA decreased by 18% in local currency. Despite weak market conditions in the last two years, sales have stabilized since the third quarter of 2001. Sales during the second quarter of 2002 were the highest of the last four quarters, indicating a continued improvement in market position. The focus on the core variable annuity and mutual fund products entails a considerable increase in Skandia's distribution capacity in the independent brokers segment.

In the British operation, sales were down 12% in local currency. The sales decline is mainly attributable to weak market conditions. During the second quarter, however, sales – as well as new sales – rose by 7% and 10%, respectively, compared with the first quarter of 2002.

Sales in Sweden decreased by 8%. Skandia is the market leader and has a balanced product portfolio. According to the most recent available statistics, Skandia's market share rose further during the first quarter of 2002, to 33%. New sales decreased by 37%. This is mainly attributable to a substantial inflow from individual contracts in the collective pensions segment during the same period a year ago.

In Germany, sales increased by 20% in local currency. Skandia has built up a product portfolio that is contributing to stable sales growth. In Japan, sales through new distribution agreements are reaching record levels. During the first half of the year sales increased by 275% in local currency.

Payments to policyholders, expressed as a percentage of assets under management, amounted to 9.7% on a moving 12-month basis (9.8% at year-end 2001). Surrenders accounted for 8.3 percentage points of this total, which is the same level as for the full-year 2001.

At the end of June Skandia commenced operations in France.

Mutual Fund Savings Products

Following a period of falling sales associated with the stock market decline, sales increased for the third consecutive quarter, to SEK 15.5 billion. However, sales were down 26% compared with the same period a year earlier.

Sales in the USA have stabilized and were essentially unchanged compared with the preceding two quarters. Compared with the first half of 2001, sales were down 52% in local currency. In the UK, sales rose sharply compared with the first quarter of 2002, to SEK 5.3 billion. Skandia's market share has increased gradually in a contracting market. Sales in the German market are showing continued strong development.

Life Assurance

Sales in Spain decreased as a result of a shift in focus toward unit linked assurance products. Consequently, assets under management decreased from SEK 15.4 billion to SEK 13.5 billion.

Result and Profitability

Unit Linked Assurance
Cost-cutting measures are having an effect, and thus the result for newly written business during the second quarter was the highest of the last four quarters. However, the result for newly written business during the year was lower than a year earlier due to lower sales volumes.

At 9.3%, the profit margin was slightly higher than for the full-year 2001 and is at a satisfactory level for most markets, with exception for the USA. The profit margin rose for the third consecutive quarter in the USA, however. In the UK the margin strengthened during the second quarter. The positive trend is attributable to gradually higher volumes and cost reductions. The new product offering in the USA is also making a positive contribution to profit margins. In Sweden the profit margin continued to be strong. In other markets, however, the margin decreased on the whole compared with a year earlier, mainly due to the sharp rise in sales volume in Japan, where full cost coverage has not yet been achieved.

The result of operations decreased to SEK 1,737 million (2,226) due to lower sales volumes and a lower investment return caused by the trend in the financial markets. Depreciation of the value of Skandia's own investment portfolio is limited.

Mutual Fund Savings Products
The result was SEK –147 million (32). The poorer result is due to the stock market decline, which has led to lower fees from funds under management. The result was also charged with development costs totalling approximately SEK 44 million.

Life Assurance
The result for life assurance was SEK 79 million (58).

SkandiaBanken's result decreased to SEK 16 million (41) and was charged with costs for marketing in Denmark, among other things. SkandiaBanken grew its customer base during the first half by 86,000, to 1,207,000 customers. Lifeline's result decreased to SEK −19 million (19) due to costs associated with system development. The result for Businesses was charged with costs for the group's Global Business Development unit and start-up costs for the banking business in Switzerland. The bank will open for business on Friday, 9 August 2002.

Earnings of the group's treasury unit improved strongly.

Group Expenses

Group expenses comprise management and structural costs. During the second quarter, adaptations to the prevailing market conditions gave rise to higher structural costs. Further adaptation of the group's organization is taking place continuously, which will lead to continued cost reductions. Starting in 2002, goodwill amortization is allocated to the respective business units.

Exchange Rate Effects

Sales were negatively affected by SEK 1,388 million and the operating result positively by SEK 36 million. Total assets decreased by SEK 68 billion since the start of the year as a result of currency movements.

Other Events

During the second quarter it was announced that Skandia and the Chinese company Beijing State-owned Asset Management Corporation Limited have signed an agreement to start a joint-venture life assurance company in China. An application for a licence to conduct life assurance business has also been submitted to the Chinese authorities. Skandia has had a representative office in Shanghai since 1998.

BALANCE SHEET AND NET ASSET VALUE

Skandia's financial position strengthened during the first half of the year. Borrowings decreased, and liquidity is good. Unconditional, unutilized credit facilities amounted to SEK 11.6 billion, compared with SEK 9.4 billion at the start of the year.

Borrowing and Liquidity

Cash flow from operating activities was unchanged compared with a year earlier. The stock market decline entails lower revenues in the form of fees, which has been offset by cost-cutting measures and lower acquisition costs.

Borrowings decreased by SEK 6.1 billion during the first half, mainly due to the repayment of SEK 5.2 billion in loans, but also to exchange rate effects. Borrowings are thus at the level they were at in March 2000. Subordinated loans totalling SEK 850 million have been floated which, along with debt repayment, have contributed to a sharp improvement in the group's debt-equity ratio.

The net flow from acquisitions and sales of businesses was positive in the amount of SEK 1.3 billion. The funds previously deposited for the acquisition of Bankhall, totalling SEK 3.2 billion, have been paid out in connection with the completion of the acquisition.

Stockholm, 8 August 2002
Lars-Eric Petersson
President and CEO

For questions, please contact:
Jan Erik Back, Chief Financial Officer, tel. +46-8-788 3720
Michael Wolf, Chief Investment Officer, tel. +46-8-788 4559
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643

This interim report has been prepared in conformity with the guidelines of the Swedish Financial Supervisory Authority and Recommendation RR20 of the Swedish Financial Accounting Standards Council. Aside from an adaptation to new accounting recommendations of the Swedish Financial Accounting Standards Council, which took effect on 1 January 2002, the interim report has been prepared in accordance with the same accounting principles as in the 2001 Annual Report. The new recommendations have not had any material impact on the group's profit and loss account or balance sheet.

Financial calendar:

12 September 2001, August sales release
30 October 2002, interim report January–September
12 February 2003, year-end report 2002

Skandia's published financial reports are available on Skandia's website: www.skandia.com. Skandia's website also provides links to the webcast of the conference call on Thursday, 8 August 2002. In addition to the interim report, Skandia has also published the document *Financial Supplement Q2 2002* on www.skandia.com, under Investor Relations/Reports and Events/Interim Reports.

Skandia Insurance Company Ltd.

Auditors' Review Report

We have conducted a limited review of this interim report in accordance with the recommendation issued by FAR.

A limited review is considerably less in scope than an audit.

Nothing has come to our attention that indicates that the interim report does not fulfil the requirements of the Swedish Stock Exchange Act and the instructions and general guidelines of the Swedish Financial Supervisory Authority on annual accounts for insurance companies.

Stockholm, Sweden, 8 August 2002

Jan Birgerson
Authorized Public Accountant

Carl Lindgren
Authorized Public Accountant

Anders Engström
Authorized Public Accountant appointed by the Swedish Financial Supervisory Authority

GROUP OVERVIEW

SEK million	2002 June	2001 June	2002 Q 2	2001 Q 2	2001 Dec.	Moving 12-month figures 2002 June
Sales						
Unit linked assurance	45,336	51,272	23,051	25,445	93,502	87,566
Mutual funds	15,471	20,825	8,243	9,824	34,831	29,477
Life assurance	520	657	273	313	1,276	1,139
Direct sales of funds [1]	1,328	2,616	264	1,966	3,781	2,493
Businesses	244	215	118	108	414	443
Total sales	**62,899**	**75,585**	**31,949**	**37,656**	**133,804**	**121,118**
Result summary						
Unit linked assurance	1,737	2,226	782	1,349	4,341	3,852
Mutual funds	-147	32	-89	19	-28	-207
Life assurance	79	58	20	24	111	132
Businesses	-56	38	-69	57	41	-53
Group expenses	-268	-212	-159	-111	-469	-525
Result of operations	**1,345**	**2,142**	**485**	**1,338**	**3,996**	**3,199**
Financial effects unit linked assurance	-3,001	-3,090	-2,311	257	-5,085	-4,996
Items affecting comparability	2,016	-	2,016	-	-	2,016
Operating result [2]	**360**	**-948**	**190**	**1,595**	**-1,089**	**219**
Assets under management, SEK billion	840	988			953	
Funds under management, SEK billion	535	658			623	
Net asset value, SEK billion [3]	37	37			37	
Shareholders' equity, SEK billion	21	21			21	
Total assets, SEK billion	536	634			611	
Operational return on net asset value % [3][4]	9	16			12	
Return on adjusted net asset value, % [3][4]	3	14			2	
Return on shareholders' equity, % [3][4]	6	11			0	
Per-share data						
Operating result per share before dilution, SEK	0.35	-0.93	0.19	1.56	-1.06	
Earnings per share before dilution, SEK [3]	1.62	0.28	1.46	0.48	-0.05	
Earnings per share after dilution, SEK [3][5]	1.61	0.28	1.46	0.47	-0.05	
Net asset value per share, SEK	35.74	36.41			36.38	
Shareholders' equity per share, SEK	20.70	20.47			20.07	

[1] Direct sales of funds for 2001 have been recalculated due to the sale of Skandia Asset Management (SAM).

[2] The holding in If now amounts to 19 %, which means that If is no longer reported in accordance with the equity method. For the sake of comparison, earlier periods have also been adjusted accordingly. The share in result of If for these periods amounted to SEK - 361 million as per June 2001, SEK -1,015 million as per Dec. 2001 and SEK 84 million for Q2 2001. For the key ratio operating result per share this corresponds to SEK -0.35 as per June 2001, SEK -1.00 as per Dec. 2001 and SEK 0.08 for Q2 2001.

[3] For definition, see page 20.

[4] All return measurements for shareholders' equity and net asset value pertain to moving twelve-month figures.

[5] According to recommendation RR18 of the Swedish Financial Accounting Standards Council, the dilutive effect is calculated if the key ratio "Earnings per share" deteriorates.

GROUP OVERVIEW - QUARTERLY ANALYSIS

SEK million	2002 Q2	2002 Q 1	2001 Q 4	2001 Q 3	2001 Q 2
Sales					
Unit linked assurance	23,051	22,285	21,708	20,522	25,445
Mutual funds	8,243	7,228	6,975	7,031	9,824
Life assurance	273	247	381	238	313
Direct sales of funds	264	1,064	578	587	1,966
Businesses	118	126	106	93	108
Total sales	**31,949**	**30,950**	**29,748**	**28,471**	**37,656**
Result summary					
Unit linked assurance	782	955	1,379	736	1,349
Mutual funds	-89	-58	-18	-42	19
Life assurance	20	59	25	28	24
Businesses	-69	13	-3	6	57
Group expenses	-159	-109	-133	-124	-111
Result of operations	**485**	**860**	**1,250**	**604**	**1,338**
Financial effects unit linked assurance	-2,311	-690	2,347	-4,342	257
Items affecting comparability	2,016	-	-	-	-
Operating result	**190**	**170**	**3,597**	**-3,738**	**1,595**

CHANGE IN FUNDS UNDER MANAGEMENT
UNIT LINKED ASSURANCE

SEK million	2002 6 mos.	% of assets at start of year	2001 12 mos.	% of assets at start of year
Unit linked assurance at start of year	503,671		500,993	
Sales	45,336	9.0%	93,502	18.7%
Withdrawals	-27,226	-5.4%	-49,010	-9.8%
Change in value	-40,601	-8.1%	-85,472	-17.1%
Currency effects	-48,533	-9.6%	43,658	8.7%
Unit linked assurance at end of period	432,647	-14,1%	503,671	+ 0,5%

MUTUAL FUNDS

SEK million	2002 6 mos.	% of assets at start of year	2001 12 mos.	% of assets at start of year
Savings in mutual funds at start of year	113,268		107,591	
Sales	15,471	13.7%	34,831	32.4%
Withdrawals	-10,535	-9.3%	-21,837	-20.3%
Change in value	-10,419	-9.2%	-16,910	-15.7%
Currency effects	-11,774	-10.4%	9,593	8.9%
Savings in mutual funds at end of period	96,011	-15,2%	113,268	+ 5,3%

TOTAL FUNDS UNDER MANAGEMENT

SEK million	2002 6 mos.	2001 12 mos.
Unit linked assurance	432,647	503,671
Mutual funds	96,011	113,268
Directly distributed funds	5,844	6,284
Funds under management	534,502	623,223

SENSITIVITY ANALYSIS UNIT LINKED ASSURANCE

Effect on operating result for unit linked assurance (before tax) of a one percentage point increase in interest-rate, growth and inflation assumptions

SEK million	Exposure VBIF [1]	Effect on operating result (before tax): Discount rate	Fund growth assump-tions	Inflation assump-tions	Total effect [2]
USA	5,962	-461	422	-65	-104
UK	10,155	-462	286	-29	-205
Sweden	4,717	-452	389	-39	-102
Other Markets	3,931	-194	121	-70	-143
Total	**24,765**	-1,569	**1,218**	-203	-554

One-time effect of a 1% increase/decrease in stock market	+/- 170

[1] Before deduction of taxes and deferred acquisition costs.

[2] Before equalization of financial effects.

TRADING ANALYSIS, UNIT LINKED ASSURANCE

SEK million	2002 6 mos.	2001 6 mos.	2001 12 mos.
Total annualized new sales [1]	6,677	8,477	15,038
Present value of new business for the year	618	850	1,381
Return on value of contracts in force from previous years	1,417	1,464	3,095
Outcome compared with operative assumptions	54	480	361
Change in operative assumptions	100	-25	600
Value-added from operations	**2,189**	**2,769**	**5,437**
Business start-ups and other overheads	-36	-79	-180
Financing costs	-416	-464	-916
Result of operations, unit linked assurance	**1,737**	**2,226**	**4,341**
Financial effects [2]	-3,001	-3,090	-5,085
Operating result, unit linked assurance	**-1,264**	**-864**	**-744**
Profit margin, new sales [3]	**9.3%**	**10.0%**	**9.2%**

[1] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

[2] The effect on the present value of future revenues attributable to the fact that the change in financial markets differs from assumptions on fund growth and interest rates.

[3] Present value of new business for the year in relation to total annualized new sales.

INCOME AND EXPENSE ANALYSIS, UNIT LINKED ASSURANCE

SEK million	2002 6 mos.	2001 6 mos.	2001 12 mos.
Gross contribution	4,886	6,025	11,845
Acquisition costs	-3,918	-4,338	-8,289
Administrative expenses	-1,145	-1,117	-2,698
Change in deferred acquisition costs	336	566	830
Technical result	**159**	**1,136**	**1,688**
Investment income	282	206	466
Financing costs	-416	-464	-916
Change in surplus value of unit linked business in force	-1,289	-1,742	-1,982
Operating result, unit linked	**-1,264**	**-864**	**-744**

NEW SALES AND PROFIT MARGIN, UNIT LINKED ASSURANCE PER GEOGRAPHIC AREA

	Annualized new sales			Present value of new business for the year			Profit margin, new sales		
	2002	2001	2001	2002	2001	2001	2002	2001	2001
SEK million	6 mos.	6 mos.	12 mos.	6 mos.	6 mos.	12 mos.	6 mos.	6 mos.	12 mos.
USA	1,883	2,326	4,219	-3	14	-57	-0.2%	0.6%	-1.4%
UK [1]	2,336	2,740	5,065	266	281	507	11.4%	10.3%	10.0%
Sweden	1,454	2,299	3,539	249	393	631	17.1%	17.1%	17.8%
Other markets	1,004	1,112	2,215	106	162	300	10.6%	14.6%	13.5%
Total	**6,677**	**8,477**	**15,038**	**618**	**850**	**1,381**	**9.3%**	**10.0%**	**9.2%**

[1] In this context the UK pertains to businesses with the headoffice in the UK and thus also includes Royal Skandia,

the branch offices in Finland and Norway, and sales of Critical Illness insurance in Germany.

STATEMENT OF CASH FLOWS

SEK billion	2002 6 mos.	2001 6 mos.	2001 12 mos.
Cash flow from operating activities [1]	-0.3	-0.3	0.1
Cash flow from investment operations [2] [3]	4.2	-0.2	-4.8
Cash flow from financing activities [4]	-4.8	0.3	6.0
Net cash flow for the period	**-0.9**	**-0.2**	**1.3**
Liquid assets at the start of the period	**4.6**	**3.1**	**3.1**
Exchange rate differences in liquid assets	**-0.4**	**0.2**	**0.2**
Liquid assets at the end of the period	**3.3**	**3.1**	**4.6**

[1] Cash flow from operating activities during the first half of 2002 was unchanged compared with a year earlier. The stock market decline entails lower revenues in the form of fees, which has been offset by cost-cutting measures and lower acquisition costs.

[2] Purchases and sales of investment assets, which are a natural element of an insurance company's operations, are reported as cash flow from investment operations. Cash flow has been affected by the direct yield from investments, but not by the unrealised changes in value these have had.

[3] The net flow from acquisitions and sales of businesses during the first half of 2002 was positive in the amount of SEK 1.3 billion. The funds previously deposited for the acquisition of Bankhall, totalling SEK 3.2 billion, have been paid out in connection with the completion of the acquisition.

[4] Cash flow from financing activities during the first half of 2002 was affected by the repayment of loans totalling SEK 5.2 billion.

NET ASSET VALUE

SEK million	2002 30 June	2001 31 Dec.
Shareholders' equity	21,192	20,538
Deferred taxes, net	4,900	4,346
Surplus value of unit linked business in force after deferred tax	10,394	12,249
Other surplus values	94	103
Net asset value	**36,580**	**37,236**
Subordinated loans	1,057	214
Risk-bearing capital	**37,637**	**37,450**

CHANGE IN NET ASSET VALUE AND SHAREHOLDERS' EQUITY

	Net asset value	**Shareholders' equity**	
SEK million	**2002 30 June**	**2002 30 June**	**2001 30 June**
Opening balance	**37,236**	**20,538**	**20,749**
Operating result/Result before taxes	360	1,649	433
Income taxes [1]	187	-5	-141
Change in surplus value of bonds	-6	-	-
Deferred tax on surplus value of unit linked business in force [1]	-53	-	-
Dividend	-307	-307	-614
Translation differences	-851	-697	536
Minority interests	14	14	-6
Closing balance	**36,580**	**21,192**	**20,957**

[1] During the period, a reduction in deferred income tax expense of approximately SEK 450 million and a corresponding reduction in deferred tax liability was recorded. The amount was previously included in surplus value of unit linked business in force, which is reported net of tax.

PROFIT AND LOSS ACCOUNT

SEK million	2002 6 mos.	2001 6 mos.	2002 Q 2	2001 Q 2	2001 12 mos.
Technical account, property & casualty insurance business					
Premiums earned, net of reinsurance	211	192	106	93	398
Allocated investment return transferred from the non-technical account	20	21	10	11	41
Claims incurred, net of reinsurance	-148	-137	-80	-67	-248
Operating expenses	-84	-51	-52	-27	-135
Technical result, property & casualty insurance business	**-1**	**25**	**-16**	**10**	**56**
Technical account, life assurance business					
Premiums written, net of reinsurance	44,734	51,017	22,591	25,410	92,982
Investment income, including unrealized changes in value	-34,506	-38,032	-36,679	17,601	-68,579
Claims incurred, net of reinsurance	-27,183	-24,682	-13,780	-12,425	-48,798
Change in other technical provisions where the investment risk is borne by the life assurance policyholders	20,690	14,660	29,507	-27,623	29,209
Operating expenses [1]	-4,601	-4,758	-2,580	-2,743	-9,889
Change in CARVM offset [1]	73	1,039	269	-229	3,251
Other technical provisions	1,035	1,950	380	777	3,623
Technical result, life assurance business	**242**	**1,194**	**-292**	**768**	**1,799**
Non-technical account					
Investment income, including unrealized changes in value [2]	215	140	136	145	370
Financing costs	-293	-398	-107	-204	-775
Mutual funds	-143	35	-87	20	-19
Other operations [2]	-13	42	-19	18	-5
Amortization of goodwill	-106	-52	-56	-26	-117
Structural costs	-59	-32	-39	-20	-94
Joint-group management expenses	-209	-160	-120	-81	-322
Items affecting comparability	2,016	-	2,016	-	-
Share in result of If	-	-361	-	84	-1,015
Pre-tax result	**1,649**	**433**	**1,416**	**714**	**-122**
Paid and deferred tax [3]	-5	-141	74	-225	64
Minority interests in result for the period	14	-6	8	-3	3
Result for the period	**1,658**	**286**	**1,498**	**486**	**-55**
Key ratios					
Average number of shares before dilution, millions	1,024	1,024	1,024	1,024	1,024
Average number of shares after dilution, millions [4]	1,027	1,025	1,025	1,024	1,024
Earnings per share before dilution, SEK	1.62	0.28	1.46	0.48	-0.05
Earnings per share after dilution, SEK [5] [5]	1.61	0.28	1.46	0.47	-0.05
Direct yield, %	0.8	1.3			2.7
Total return, %	-0.1	-0.2			1.5

[1] In the US operations, DAC is carried net of the "CARVM offset", broadly representing the present value of the lesser of surrender and other charges. Currently, the CARVM offset is primarily affected by account values, and thus a reduction in account value reduces the CARVM offset.

[2] Comparison figures for 2001 have been recalculated so that SkandiaBanken includes Skandia Marketing.

[3] During the period, a reduction in deferred income tax expense of approximately SEK 450 million and a corresponding reduction in deferred tax liability was recorded. The amount was previously included in surplus value of unit linked business in force, which is reported net of tax.

[4] Data on the number of shares after dilution takes into account Skandia's stock option programme for the years 2000-2002

to the extent it has entailed any dilution.

[5] According to recommendation RR18 of the Swedish Financial Accounting Standards Council, the dilutive effect is calculated if the key ratio "Earnings per share" deteriorates.

[5] Earnings per share are calculated as the result for the period divided by the average number of shares outstanding.

OPERATING RESULT

SEK million

2002 6 mos.	Unit linked assurance	Mutual funds	Life assurance	Businesses	Group exp.	P&C insurance	Items affecting comparability	Operating result
Technical result								
P&C insurance				-21		20		-1
Life assurance	159		83					242
Non-technical result								
Investment income	282			-47		-20		215
Financing costs	-416	-4		127				-293
Change in surplus value of unit linked business in force	-1,289							-1,289
Mutual funds		-143						-143
Other businesses				-13				-13
Amortization of goodwill			-4	-102				-106
Structural costs					-59			-59
Joint-group management expenses					-209			-209
Items affecting comparability							2,016	2,016
Operating result	**-1,264**	**-147**	79	-56	-268	0	2,016	360
Of which, change in surplus value of unit linked business in force	1,289							1,289
Pre-tax result	25	-147	79	-56	-268	0	2,016	1,649

2001 6 mos.	Unit linked assurance	Mutual funds	Life assurance	Businesses	Group exp.	P&C insurance	Items affecting comparability	Operating result
Technical result								
P&C insurance				4		21		25
Life assurance	1,136		58					1,194
Non-technical result								
Investment income [1]	206			-45		-21		140
Financing costs	-464	-3		69				-398
Change in surplus value of unit linked business in force	-1,742							-1,742
Mutual funds		35						35
Other businesses [1]				42				42
Amortization of goodwill				-32	-20			-52
Structural costs					-32			-32
Joint-group management expenses					-160			-160
Operating result	-864	32	58	38	-212	0		-948
Of which, change in surplus value of unit linked business in force	1,742							1,742
Investment income, share in result of If						-361		-361
Pre-tax result	878	32	58	38	-212	-361		433

[1] Comparison figures for 2001 have been recalculated so that SkandiaBanken includes Skandia Marketing.

BALANCE SHEET SUMMARY

SEK billion Assets	2002 30 June	2001 31 Dec.	Shareholders' equity, provisions and liabilities	2002 30 June	2001 31 Dec.
Intangible assets	3.3	1.3	Shareholders' equity	21.2	20.5
Shares in associated companies [4]	0.1	4.5	Minority interests	0.1	0.0
Investments [3] [4]	25.5	26.3	Subordinated loans [2]	1.1	0.2
Investments, unit linked assurance	432.6	503.7	Technical provisions [1]	20.9	22.1
Reinsurers' share of technical provisions [1]	13.3	17.9	Provisions, unit linked assurance [1]	417.2	487.1
Assets in bank operations and finance companies	38.5	32.4	Liabilities in bank operations and finance companies [2]	35.8	29.5
Debtors	5.0	4.4	Deferred tax liability	5.3	4.7
Tangible assets	0.7	0.8	Borrowings [2]	10.4	17.3
Cash at bank and in hand	3.3	4.6	Deposits from reinsurers	14.2	19.0
Other assets	0.1	0.5	Other creditors	6.8	6.7
Deferred acquisition costs [1] [5]	12.2	13.1	Reinsurers' share of deferred acquisition costs [1]	0.5	0.6
Other prepayments and accrued income	1.1	1.1	Other accruals and deferred income	2.2	2.9
Assets	535.7	610.6	**Shareholders' equity, provisions and liabilities**	535.7	610.6

[1] Technical provisions, net, after deducting deferred acquisition costs

Life assurance	12.3	14.2
Unit linked assurance	399.9	463.7
Property & casualty insurance	0.9	0.9
Total	**413.1**	**478.8**

[2] Group borrowings, excl. subordinated loans in Skandia Insurance Company Ltd.

Borrowings as per balance sheet, including subordinated loans	11.5	17.5
Additional borrowings by finance companies and bank operations	0.0	0.1
Borrowings, gross	**11.5**	**17.6**
Less: subordinated loans in Skandia Insurance Company Ltd.	-1.1	-0.2
Borrowings, net	**10.4**	**17.4**

[3] Investments, current value

Investments as per balance sheet	25.5	26.3
Recalculation to current value	0.5	0.7
Cash at bank and in hand	3.3	4.6
Securities settlement claims, net	0.1	0.5
Accrued interest income	0.4	0.3
Debt derivatives	0.0	-0.1
Total	**29.8**	**32.3**
Of which:		
Investments, life assurance	13.5	15.4
Investments, unit linked assurance	7.7	8.9
Investments, mutual funds	0.6	0.8
Other investment assets	6.0	3.5
Deposit for the acquisition of Bankhall	0.0	3.2
Currency derivatives	2.0	0.5
Deposits with ceding undertakings	0.0	0.0
Total	**29.8**	**32.3**

[4] Starting in 2002 Skandia owns 19% of If, which means that If is no longer reported in accordance with the equity method. If is therefore reported in the balance sheet as an investment.

[5] Deferred acquisition costs

Deferred acquisition costs before CARVM offset	19.7	21.9

Glossary

Adjusted net asset value: Net asset value after deduction for net deferred taxes and investment in if.

Annualized new sales: Periodic premiums recalculated to full-year figures, plus 1/10 of single premiums during the period.

Capital employed: Net asset value, borrowings for investments in subsidiaries, and minority interests.

Financial effects: The effect on the present value of future fees caused by the deviation of the financial market trend from assumptions on fund growth and interest rates.

Funds under management: Assets under management for unit linked assurance and mutual funds.

Gross contribution: Unit linked assurance fees after deduction of necessary actuarial reserves.

Net asset value: Shareholders' equity as per the balance sheet, net deferred tax liability, surplus values of unit linked business in force after deducting deferred tax, and unrealized changes in the value of fixed-income securities.

Operating result: Pre-tax result plus changes in surplus values of unit linked business in force. The operating result for 2001 does not include Skandia's share in if's result.

Premiums earned: The portion of premium income attributable to the period, i.e., premiums written less reinsurance premiums, adjusted for the portion of premiums not yet earned.

Premiums written: Total premiums received during the period or taken up as a receivable at the end of the period.

Result of operations: Operating result before financial effects in unit linked assurance and items affecting comparability.

Solvency capital: Capital requirement for conducting insurance business according to the applicable rules in the respective countries.

Surplus value of unit linked business in force: The present value of calculated future surpluses from the annual fees paid by policyholders for contracts in force. The group's operating result includes the change in these surplus values for the period.

Technical result, life assurance: The balance on the technical account for life assurance, including direct investment income and changes in value of investment assets belonging to the insurance operations.

Technical result, property & casualty insurance: Premiums earned less claim costs and operating expenses, plus the investment return transferred from the non-technical account.

Value-added from operations (unit linked assurance): Result of operations excluding financing costs, costs for business start-ups, other overheads and financial effects.

Key Ratios

Direct yield: Direct investment income (before deducting administrative expenses) as a percentage of a weighted average of the current value of investments.

Earnings per share: The result for the period divided by the average number of shares outstanding.

Operational return on net asset value: The result of operations for the last 12-month period in relation to average net asset value adjusted for investments in associated companies.

Profit margin: Present value of new business for the year in relation to total annualized new sales.

Return on adjusted net asset value: Operating result for the last 12-month period plus other changes in surplus values, less current and deferred tax and minority interests, in relation to adjusted average net asset value.

Return on shareholders' equity: Result for the last 12-month period in relation to average shareholders' equity

Total return: The sum of direct investment income (before deducting administrative expenses) and realized and unrealized changes in value, as a percentage of a weighted average of the current value of investments.